Guy Goodwin joins COMPASS Pathways as Chief Medical Officer
COMPASS announces changes to its Executive Team
London, UK – 29 July 2021

COMPASS Pathways plc (Nasdaq: CMPS) (“COMPASS”), a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health, announced that it has appointed eminent psychiatrist, Professor Guy Goodwin FMedSci, as Chief Medical Officer.

Guy Goodwin is Emeritus Professor of Psychiatry at The University of Oxford. He was formerly WA Handley Chair of Psychiatry and Head of the University’s Department of Psychiatry. His research interests have long been in the treatment of mood disorder and the application of neuroscience and technology in understanding its neurobiology, with a focus on developing new treatments.
Professor Goodwin is a Fellow of the American College of Neuropsychopharmacology, and former President of the British Association for Psychopharmacology and of the European College of Neuropsychopharmacology. He is also an Emeritus Senior Investigator on the faculty of the UK National Institute for Health Research, and a Thomson Reuters highly cited researcher (top 1% in field). He is currently Medical Director at P1vital, a clinical research and healthcare organisation.
Professor Goodwin said: “I have been working with COMPASS in an advisory capacity since the beginning of the phase IIb clinical trial of psilocybin therapy for treatment-resistant depression. I am now delighted to be taking a more active role in bringing this innovative therapy to patients who desperately need new options in psychiatry.”

COMPASS also announced that Piers Morgan, Chief Financial Officer, will be leaving towards the end of 2021, to take up a new position in CellCentric, a clinical stage oncology company.

George Goldsmith, CEO and Co-founder, COMPASS Pathways, said: “Guy Goodwin is a deeply experienced psychiatrist, an outstanding leader in the field who is wholly committed to patient care. We are so pleased to welcome him to the team and look forward to working together to transform mental health care for patients.”

George added: “Piers Morgan has been a tremendous CFO for COMPASS. He led our successful IPO last year and follow-on raise earlier this year, and helped us to build a strong finance function as we transitioned to life as a public company. We will miss him enormously and wish him well as he moves on to help another company, towards the end of the year. A new CFO will be appointed and announced in due course.”

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About COMPASS Pathways
COMPASS Pathways plc (Nasdaq: CMPS) is a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. Our focus is on improving the lives of those who are suffering with mental health challenges and who are not helped by current treatments. We are pioneering the development of a new model of psilocybin therapy, in which our proprietary formulation of synthetic psilocybin, COMP360, is administered in conjunction with psychological support. COMP360 has been designated a Breakthrough Therapy by the US Food and Drug Administration (FDA), for treatment-resistant depression (TRD), and we are currently conducting a phase IIb clinical trial of psilocybin therapy for TRD, in 22 sites across Europe and North America. We are headquartered in London, UK, with offices in New York, US. Our vision is a world of mental wellbeing. www.compasspathways.com
Availability of other information about COMPASS Pathways
Investors and others should note that we communicate with our investors and the public using our website (www.compasspathways.com), our investor relations website (ir.compasspathways.com), and on social media
COMPASS Pathways plc is a UK company registered in England and Wales with company #12696098 and its registered office at 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT

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Forward-looking statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. In some cases, forward-looking statements can be identified by terminology such as “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “objective”, “anticipate”, “believe”, “contemplate”, “estimate”, “predict”, “potential”, “continue” and “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements include express or implied statements relating to, among other things, the efficacy of COMP360 psilocybin therapy as a treatment for depression, the expected timing for reporting data related to COMP360, COMPASS’s business strategy and goals, COMPASS’s ability to continue to advance its research, including COMP360, and COMPASS’s expectations regarding the benefits of its psilocybin therapy, including COMP360. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond COMPASS’s control and which could cause actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements.
These risks, uncertainties, and other factors include, among others: preclinical research and clinical development is lengthy and uncertain, and therefore our preclinical studies and clinical trials may be delayed or terminated, or may never advance to or in the clinic; and those risks and uncertainties described under the heading “Risk Factors” in COMPASS’s annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC) on 9 March 2021 and in subsequent filings made by COMPASS with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by law, COMPASS disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on COMPASS’s current expectations and speak only as of the date hereof.
Enquiries
Media: Tracy Cheung, tracy@compasspathways.com, +44 7966 309024
Investors: Stephen Schultz, stephen.schultz@compasspathways.com, +1 401 290 7423
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